SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Xoma Corporation

(Name of Issuer)

Common Stock, par value $0.0075 per share

(Title of Class of Securities)

98419J107

(CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, address and telephone number of person authorized to receive notices and communications)

June 18, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 9 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,127,674
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,127,674
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,127,674
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14.	TYPE OF REPORTING PERSON* IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,127,674
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER: 23,127,674
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,127,674
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14.	TYPE OF REPORTING PERSON* IN, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,127,674
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 23,127,674
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,127,674
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14.	TYPE OF REPORTING PERSON* IN, HC

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker, Felix J. Baker and Baker Bros. Advisors, LLC. (the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

ITEM 4.	Purpose of Transaction

As previously reported, the Reporting Persons have expressed to the Issuer that they may be interested in nominating a member of the Issuer’s Board of Directors (“Board”) at some future date.  On June 18, 2012, the Reporting Persons further expressed interest in nominating a representative of the Reporting Persons to serve on the Board. It is expected that the Board will consider such request at its next scheduled Board meeting.  A representative of the Reporting Persons currently serves as an observer to the Board of Directors.

Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the Issuer’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including determining to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Warrants, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets, or with respect to its management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 99.1:	Agreement regarding joint filing of this statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of July, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker